Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "PANACEA BIOMATX, INC.",

CHANGING ITS NAME FROM "PANACEA BIOMATX, INC." TO "ONEFUL

HEALTH, INC.", FILED IN THIS OFFICE ON THE SECOND DAY OF

NOVEMBER, A.D. 2021, AT 11:21 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State



5406398 8100

SR# 20213677685

Authentication: 204592361

Date: 11-03-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:21 AM 11/02/2021
FILED 11:21 AM 11/02/2021
SR 20213677685 - File Number 5406398

EIGHTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PANACEA BIOMATX, INC.

Edison Thurman Hudson, Jr. hereby certifies that:

ONE: The date of filing of the original Certificate of Incorporation of this Company with the Secretary of State of the State of Delaware was September 27, 2013.

TWO: He is the duly elected and acting President and Chief Executive Officer of Panacea BioMatx, Inc., a Delaware corporation.

THREE: The Seventh Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read as follows:

I.

The name of the Corporation is OneFul Health, Inc. (the "***Corporation***").

II.

A. Authorized Common Stock. The Corporation is authorized to issue fifteen million (15,000,000) shares of common stock, $0.00001 par value (the "***Common Stock")***. Any common stock shares previously issued as $0.0001 par value common stock shall be treated as if they were issued as $0.00001 par value Common Stock, any preferred stock shares previously issued as $0.0001 par value preferred stock shall be treated as if they were issued as $0.00001 par value Preferred Stock, and, as of May 6, 2021, each previously issued share of Preferred Stock shall have been automatically converted to two (2) shares of uncertificated $0.00001 par value Common Stock.

B.   Reverse Stock Split. Upon the filing and effectiveness (the "*Effective Time*") pursuant to the Delaware General Corporation Law of this Eighth Amended and Restated Certificate of Incorporation of the Corporation, each three (3) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) uncertificated share of Common Stock (the "*Reverse Stock Split*"), provided that if any conversion would otherwise result in a fractional share or fractional interest being issued to any holder, such fractional number shall be rounded up to the nearest whole number so that no fractional interest or fractional share shall be created or issued to any holder in connection with the Reverse Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Old Certificates**"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined.

C.   Voting Rights. The holders of the Common Stock shall the right to one vote for each share of Common Stock held.

D.   Board of Directors. The business of the Corporation shall be managed by its Board of Directors, the election of the members of which Board need not be by written ballot. The Board of Directors shall consist of five (5) members elected by a majority of the holders of the Common Stock voting in a quorum as set forth the By-laws, provided that the initial members of the Board of Directors as of the effective date of this Eighth Amended and Restated Certificate of Incorporation of Panacea Biomatx, Inc. shall be Deon Joubert, Edison Thurman Hudson, Jr., Worth Harris, Danny Mack Barnes and Eva Doss, each of whom has the address of 6 Davis Drive, Suite 110, Research Triangle Park, NC 27709, and each of whom shall serve until their successors are duly elected and qualified. Thomas Roberg shall have board observer rights subject to entering into the Corporation's board observer agreement concerning protection confidentiality and attorney-client privilege. The Board of Directors shall also have the authority to grant addition board observer rights to other individuals. Any director who shall have been elected by the holders of a class, may be removed during such director's term of office, whether with or without cause, only by the affirmative vote of the holders of a majority of the shares of the Common Stock.

III.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

IV.

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Fourth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article Fourth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

V.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article Fifth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification. The following indemnification provisions shall apply to the persons enumerated below.

A. <u>Right to Indemnification of Directors and Officers</u>. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "Indemnified Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section C of this Article Fifth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

B. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Fifth or otherwise .

C. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Fifth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

D. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

E. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

F. Non-Exclusivity of Rights. The rights conferred on any person by this Article Fifth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

G. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, Limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

H. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Fifth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Fifth.

I. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Fifth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

VI.

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of a Preferred Stock or any partner, member , director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person 's capacity as a director of the Corporation.

VII.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation , (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation , its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Seventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Seventh (including, without limitation, each portion of any sentence of this Article Seventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

VIII.

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of the Delaware General Corporation Law or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of the Delaware General Corporation Law order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders holding three-fourths of the applicable shares, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

IX.

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, 19808, County of New Castle and its registered agent at such address is Corporation Service Company.

FOUR: This Eighth Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Corporation.

FIVE: This Eighth Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the Delaware General Corporate Law. This Eighth Amended and Restated Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporate Law.

[SIGNATURE ON FOLLOWING PAGE.]

IN WITNESS WHEREOF, **PANACEA BIOMATX, INC.** has caused this Eighth Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 28th day of October, 2021.

PANACEA BIOMATX, INC.

By: _____

Edison Thurman Hudson, Jr., President and CEO